Exhibit 99.1

Neptune Reports Third Quarter Fiscal 2021 Results

LAVAL, QC, Feb. 15, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose- driven lifestyle brands, today announced its financial and operating results for the three- month and nine-month periods ending December 31, 2020.

During the third fiscal quarter, Neptune substantially completed its strategic transition from extraction of hemp and cannabis to the production and sale of consumer-packaged goods and branded products. Neptune believes the shift to consumer-packaged goods and branded products will ultimately result in higher margins and lower risk and will enable the company to generate positive adjusted EBITDA sooner than in its prior B2B model. In addition, the transition has allowed Neptune to prepare logistics to build scale and situated the Company for accelerated growth.

With Senate Majority Leader Chuck Schumer (D-NY), along with Senator Cory Booker (D-NJ) and Senator Ron Wyden (D-OR) having released a statement on February 1, 2021 that cannabis reform would be a priority for the 117th Congress, Neptune will continue its focus on the use of cannabinoids as a "super ingredient" that promotes improved health and wellness. With Neptune's production facilities in the United States — together with the positive early adoption of our Canadian Mood Ring™ brand (named as the "best hash you can buy right now"1) — the Company has positioned itself to be the leader for cannabis consumer-packaged goods in the U.S.

Neptune has also recently demonstrated the power of our M&A and diversification strategy with the acquisition of Sprout Foods ("Sprout"), a three-brand portfolio of organic plant-based baby food and toddler snacks with USD$28 million in annual net revenues. With this acquisition, investment funds managed by Morgan Stanley Expansion Capital ("MSEC") have become a major shareholder in Neptune. Neptune expects that further M&A will be an important component of its growth strategy of creating a broad health and wellness solutions organization.

With regards to our third quarter fiscal 2021, all amounts are in thousands of Canadian dollars except if specified otherwise.

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[1] https://extracted.ca/2021/02/08/mood-ring-neptune-wellness-solutions-legacy-hash/

Third Quarter 2021 Financial Highlights

  Total revenues for the three-month period ended December 31, 2020 amounted to $3,320, a decrease from $9,174 for the three-month period ended December 31, 2019.
  Gross profits for the three-month period ended December 31, 2020 decreased to a loss of $8,908 compared to a loss of $39 for the three-month period ended December 31, 2019. Gross margin declined to a loss of 268.3%, inclusive of a non-cash $7,391 write-down of inventory and deposits to reflect their net realizable value.
  Adjusted EBITDA2 of a loss of $8,488 for the third quarter of fiscal year 2021 declined from a loss of $1,916 in the third quarter of fiscal year 2020. The decline in Adjusted EBITDA is mainly attributable to the lower gross profit recorded in the third quarter of fiscal 2021.
  Net loss for the three-month period ended December 31, 2020 of $73,799 compared to net income of $5,603 for the three-month period ended December 31, 2019. Included in the net loss for the quarter ended December 31, 2020 is a $35,567 impairment of goodwill and a $2,140 impairment of property, plant and equipment and right-of-use assets related to the acquisition of SugarLeaf in July 2019. In addition, the net loss also includes accelerated amortization of $13,953 also related to the SugarLeaf acquisition.

Recent Corporate Highlights

  In February 2021, Neptune announced the acquisition of a controlling interest in Sprout Foods, an organic plant-based baby and toddler food company. The Company expects the Neptune/Sprout combination to result in significant incremental revenue growth for both companies with several near and long-term revenue synergy opportunities identified as well as an exciting new product pipeline to be launched under the Sprout brand.
  Neptune's Mood Ring™ recreational cannabis products became available for purchase in British Columbia in December 2020. Mood Ring™ is the next generation of cannabis products, including High CBD Oil, High CBD Capsules, Classic Hashish, and Legacy Hashish.
  In January 2021, Neptune shipped its in-house developed Cannabis brand Mood Ring™ Hashish. We have also received a supply order for Mood Ring™ Hashish from the Ontario Cannabis Store, the wholesaler and sole online retailer for recreational cannabis in Ontario.
  Neptune has formed additional alliances to increase distribution via an increased online presence, with greater online availability of products expected in the coming quarters.
  Neptune continues to build its broad portfolio of natural, plant-based, and sustainable brands and CPG products in key health and wellness markets, including hemp, nutraceuticals, personal care, and home care.
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[2] See "Caution Regarding Non-IFRS Financial Measures" and "Adjusted EBITDA" which follow.

Management Commentary

Michael Cammarata, Chief Executive Officer and President of Neptune, stated: "The third quarter represented a pivotal point in Neptune's transformation to a B2C provider of plant-based health and wellness products. I am excited about the prospects and opportunities ahead for Neptune as we transition to a branded consumer-packaged goods company and the endless possibilities that come with that: from M&A, to the development of new products that disrupt traditional consumption habits, and of course, the cannabis movement in the United States. We are very encouraged by the recent comments of Senate Majority Leader Chuck Schumer (D-NY). The success of our recent launch of Mood Ring™ in British Columbia with rapid sell-through at the retail level reinforces our confidence.

"Just as we have accomplished to date with Mood Ring™, our focus remains on developing innovative brands that resonate with the consumer in the health and wellness markets, including hemp, nutraceuticals, personal care, and home care. We believe this will lead to higher and more sustainable profitability and will create value for shareholders."

Dr. Toni Rinow, Chief Financial Officer and Global Operating Officer of Neptune, added: "In the third quarter, we substantially completed the transition to consumer packaged goods and branded products. We are excited for the growth opportunities ahead in our consumer-facing health and wellness brands. We remain focused on innovation and developing brands that will generate strong and sustainable profitability and cash flow for our shareholders."

Conference Call Details

Date:	Tuesday, February 16, 2021
Time:	8:30 AM Eastern Standard Time
Call:	1 (888) 231-8191 (Canada and U.S.)
1 (647) 427-7450 (International)
Conference ID: 4983574

There will also be a simultaneous, live webcast available on the Investors section of Neptune's website under Investor Events and Presentations at www.neptunecorp.com or directly at
https://produceredition.webcasts.com/starthere.jsp?ei=1422455&tp_key=4bf67ecc50.
The webcast will be archived for approximately 30 days.

About Neptune Wellness Solutions Inc.

Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers.

Underpinned by a disruptive spirit, Neptune's diversified, and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, which are poised for rapid growth and expansion.

Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions. For additional information, please visit: www.neptunecorp.com

Caution Regarding Non-IFRS Financial Measures

The Corporation uses one adjusted financial measure, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA) to assess its operating performance. This non-IFRS financial measure is comprised of adjustments that are derived from the Corporation's financial statements and are presented in a consistent manner. The Corporation uses this measure for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. This measure also helps the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation's results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation's financial condition and operating results. Neptune's method for calculating Adjusted EBITDA may differ from that used by other corporations.

Neptune obtains its Adjusted EBITDA measurement by adding to net loss, net finance costs and depreciation and amortization, and by subtracting income tax recovery. Other items such as stock-based compensation, non-employee compensation related to warrants, litigation provisions, acquisition costs, signing bonuses, severances and related costs, impairment losses, write-downs, revaluations and changes in fair values of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein include, without limitation, statements about the fulfillment of purchase orders, the availability of products from Neptune's supplier, and the anticipated use of proceeds of the financing and other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Financial tables to follow:

NEPTUNE WELLNESS SOLUTIONS INC.
Consolidated Interim Statements of Income (loss) and Comprehensive Income (loss)
(Unaudited)

For the three-month and nine-month periods ended December 31, 2020 and 2019

	Three-month periods ended		Nine-month periods ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019

Revenue from sales and services	$2,768,639	$8,806,831	$41,983,273	$18,817,506
Royalty revenues	523,096	339,743	1,217,743	1,029,912
Other revenues	28,579	27,835	52,815	200,280
Total revenues	3,320,314	9,174,409	43,253,831	20,047,698

Cost of sales, net of subsidies of $875,559 for both periods (2019 - nil for both periods)	(12,227,982)	(9,212,937)	(53,457,248)	(20,789,726)
Gross profit (loss)	(8,907,668)	(38,528)	(10,203,417)	(742,028)

Research and development expenses, net of tax credits and grants of nil and $16,227 (2019 - $28,519 and ($5,428))	(436,307)	(1,041,123)	(1,437,376)	(1,924,409)
Selling, general and administrative expenses, net of subsidies of $913,987 for both periods (2019 - nil for both periods)	(31,580,722)	(13,156,063)	(62,869,456)	(35,267,384)
Impairment loss related to property, plant and equipment	(1,998,497)	—	(1,998,497)	—
Impairment loss related to right-of-use assets	(142,345)	—	(142,345)	—
Impairment loss related to goodwill and intangible assets	(35,567,246)	(44,096,585)	(35,567,246)	(44,096,585)
Loss from operating activities	(78,632,785)	(58,332,299)	(112,218,337)	(82,030,406)

Finance income	18,255	42,288	49,314	125,091
Finance costs	(821,180)	(94,994)	(1,111,539)	(445,970)
Foreign exchange gain (loss)	(1,558,231)	(516,532)	(3,842,024)	227,656
Revaluation of liability related to warrants	5,366,395	—	5,366,395	—
Change in fair value of derivative assets and liabilities	—	64,509,107	—	60,425,887
	3,005,239	63,939,869	462,146	60,332,664
Income (loss) before income taxes	(75,627,546)	5,607,570	(111,756,191)	(21,697,742)

Income tax recovery (expense)	1,828,930	(4,996)	4,690,040	73,360
Net income (loss)	(73,798,616)	5,602,574	(107,066,151)	(21,624,382)

Other comprehensive income (loss)
Unrealized gains on investment	247,974	1,194,973	(12,026)	3,990,431
Net change in unrealized foreign currency losses on translation of net investments in foreign operations	(1,773,253)	(24,770)	(4,379,886)	(730,221)
Total other comprehensive income (loss)	(1,525,279)	1,170,203	(4,391,912)	3,260,210

Total comprehensive income (loss)	$(75,323,895)	$6,772,777	$(111,458,063)	$(18,364,172)

Basic and diluted income (loss) per share	$(0.59)	$0.06	$(0.95)	$(0.24)

Basic weighted average number of common shares	125,698,097	93,622,893	113,168,067	88,280,012

NEPTUNE WELLNESS SOLUTIONS INC.
Consolidated Interim Statements of Financial Position
(Unaudited)

As at
	December 31,	March 31,
	2020	2020
Assets

Current assets:
Cash and cash equivalents	$32,205,697	$16,577,076
Short-term investment	24,032	36,000
Trade and other receivables	19,145,001	10,793,571
Prepaid expenses	5,765,445	2,296,003
Inventories	19,407,453	9,092,538
	76,547,628	38,795,188

Property, plant and equipment	61,142,974	60,028,574
Right-of-use assets	886,950	1,386,254
Intangible assets	5,012,223	25,518,287
Goodwill	3,283,626	42,333,174
Tax credits recoverable	184,470	184,470
Other asset	210,000	530,000
Total assets	$147,267,871	$168,775,947

Liabilities and Equity

Current liabilities:
Trade and other payables	$13,345,261	$12,451,669
Lease liabilities	449,711	450,125
Loans and borrowings	3,250,000	3,180,927
Deferred revenues	374,807	17,601
Provisions	1,676,228	1,115,703
	19,096,007	17,216,025

Lease liabilities	770,987	1,141,314
Long-term payables	177,202	555,440
Deferred tax liabilities	94,856	5,015,106
Liability related to warrants	6,057,983	—
Other liability	1,781,500	1,217,769
Total liabilities	27,978,535	25,145,654

Equity:
Share capital	293,735,479	213,876,454
Warrants	23,709,384	18,597,776
Contributed surplus	71,319,786	69,173,313
Accumulated other comprehensive income	1,125,464	5,517,376
Deficit	(270,600,777)	(163,534,626)
Total equity	119,289,336	143,630,293

Commitments and contingencies
Subsequent event
Total liabilities and equity	$147,267,871	$168,775,947

ADJUSTED EBIDTA

Although the concept of Adjusted EBIDTA is not a financial or accounting measure defined under IFRS and it may not be comparable to other issuers, it is widely used by companies.  Neptune obtains its Adjusted EBITDA measurement by adding to net loss, net finance costs and depreciation and amortization, and by subtracting income tax recovery. Other items such as stock-based compensation, non-employee compensation related to warrants, litigation provisions, acquisition costs, signing bonuses, severances and related costs, impairment losses, write-downs, revaluations and changes in fair values of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

Adjusted EBITDA[1] reconciliation, in thousands of dollars

	Three-month periods ended		Nine-month periods ended
	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019

Net income (loss) for the period	$(73,799)	$5,603	$(107,066)	$(21,624)
Add (deduct):
Depreciation and amortization	2,815	2,556	8,365	5,772
Acceleration of amortization and impairment of long-lived non-financial assets	13,953	—	13,953	—
Revaluation of liability related to warrants	(5,366)	—	(5,366)	—
Net finance costs	5,287	569	5,028	4,176
Stock-based compensation	3,577	4,503	9,729	13,239
Non-employee compensation related to warrants	1,695	1,053	5,112	1,053
Provisions	80	72	561	231
Acquisition costs	—	52	—	2,211
Signing bonuses, severances and related costs	—	—	601	1,263
Cybersecurity incident	—	—	1,983	—
Write-down of inventories and deposits	7,391	—	7,391	—
Impairment loss on long-lived assets	37,708	44,097	37,708	44,097
Income tax expense (recovery)	(1,829)	(60,426)	(4,690)	(60,426)
Change in fair value of contingent consideration	—	5	—	(73)
Adjusted EBITDA[1]	$(8,488)	$(1,916)	$(26,691)	$(10,081)

Please note that non-employee compensation related to warrants and signing bonuses are new additions to the Company's calculation methodology since the quarter ended September 30, 2020.  Signing bonuses did not occur previously, so no restatement of the previous periods was needed, but there were non-employee compensation expenses related to warrants in previous quarters; consequently, the amounts for the nine-month periods ended December 31, 2020 and 2019 reflect the sum of those expenses for all quarters of respective fiscal years. Please also note that the change in fair value of the contingent consideration was also added to the calculation of the adjusted EBITDA for the comparative periods.

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1. The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements.

SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Jeffrey Haas, nept@finprofiles.com

CO: Neptune Wellness Solutions Inc.

CNW 14:58e 16-FEB-21